Exhibit 99.16

ENGLISH TRANSLATION OF SIGNIFICANT EVENT

IMPORTANT INFORMATION

Subject to shareholder approval and satisfaction of other conditions precedent, Chilectra Américas S.A. (“Chilectra Américas”) and Endesa Américas S.A. (“Endesa Américas”) will merge with and into Enersis Américas S.A. (“Enersis Américas”) (the “Merger”), with Enersis Américas continuing as the surviving corporation. The Merger is part of an overall reorganization of the businesses of Enersis S.A. (“Enersis”), Empresa Nacional de Electricidad S.A. (“Endesa Chile”) and Chilectra S.A. (“Chilectra”) to separate their respective Chilean and non-Chilean electricity generation, distribution and transmission businesses. Following the Merger, Enersis Américas, under the name “Enel Américas S.A.”, will hold the combined non-Chilean electricity generation, distribution and transmission businesses of Enersis, Endesa Chile and Chilectra.

In the Merger, each outstanding share of Chilectra Américas common stock (other than shares owned by Enersis Américas and shares for which statutory merger dissenters’ withdrawal rights are exercised) will be exchanged for 4.0 shares of Enersis Américas common stock.

Enersis Américas and Chilectra Américas are Chilean companies. Information distributed in connection with the proposed Merger and the related shareholder votes is subject to Chilean disclosure requirements that are different from those of the United States. Financial statements and financial information included in these documents are prepared in accordance with Chilean accounting standards that may not be comparable to the financial statements or financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the Merger, since the constituent companies are located in Chile and some or all of their officers and directors may be residents of a foreign country. You may not be able to sue the foreign companies or their respective officers or directors in a Chilean court for violations of the U.S. securities laws. Finally, it may be difficult to compel the companies and their affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that Enersis Américas may purchase shares of Chilectra Américas by means other than in the Merger at any time prior to consummation of the Merger, such as in open market or privately negotiated purchases.

The following is an English translation of the original Spanish language document which has been prepared solely for informational purposes only, has no legal effect and should not be relied upon. This translation is not an offer or invitation to make an offer for the purchase of any securities. If there exist any discrepancies between the original Spanish language document and this English translation, the original Spanish language document will prevail.

SIGNIFICANT EVENT

Chilectra Américas S.A.

Securities Registry Registration N° 1137

Santiago, September 9, 2016

Ger. Gen. N° 35/2016

Sir

Carlos Pavez Tolosa

Superintendente de Valores y Seguros

Avenida Alameda Bernardo O’Higgins No. 1449

Santiago, Chile

REF: Significant Event

Dear Sir:

Pursuant to the provisions of articles 9 and 10, paragraph two, of Securities Market Law No. 18,045, and to the provisions of General Norm No. 30 of that Superintendence, and exercising the powers conferred upon me, on behalf of Chilectra Américas S.A., I inform you by Significant Event, as has already been communicated by Enersis Américas S.A., yesterday, the Securities and Exchange Commission (“SEC”) of the United States of America has declared the validity or “effectiveness” of the Registration Statement on Form F-4 (“Form F-4”), filed by Enersis Américas S.A. with said authority, in accordance with the Securities Act of 1933, to record the issuance of American Depositary Shares (“ADS”) by Enersis Américas S.A. as a result of the capital increase, which will be the objective in the event the merger with its affiliates Endesa Américas S.A. and Chilectra Américas is approved.

It is necessary to make known that under the United States rules applicable to the case, the information statement/prospectus that is part of the Form F-4 will be made available to shareholders and holders of ADSs to inform them about matters to be voted on at the upcoming extraordinary shareholders’ meetings of Enersis Américas S.A. and Endesa Américas S.A. to be held on September 28, 2016 and inform them about the shares and ADSs of Enersis Américas S.A. to be offered in exchange to holders of Endesa Américas S.A. shares and ADSs in the merger.

Additionally, and in accordance with the provisions of General Norm No. 30 of that Superintendence, we inform you that the aforementioned declaration of effectiveness of the Form F-4 allows Chilectra Américas S.A. to confirm that the event described in the Significant Event of the Company dated August 16, 2016, consisting of the possibility that the next Extraordinary Shareholders’ Meeting to be held on September 28 would be postponed as a result of not obtaining a timely declaration of effectiveness can no longer occur.

Finally, we inform shareholders and the market in general that a complete copy of the information statement/prospectus referred to above is available, as of this date, on the Company’s website: www.chilectraamericas.cl.

Cordially,

/s/ Andreas Gebhardt Strobel

Andreas Gebhardt Strobel

General Manager

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